Exhibit 99.1

Leju Announces Receipt of NYSE Non-Compliance Letter

BEIJING, Dec. 27, 2023 /PRNewswire/ — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading e-commerce and online media platform for real estate and home furnishing industries in China, today announced that it has received a letter dated November 28, 2023 (the “Letter”) from the New York Stock Exchange (the “NYSE”), notifying the Company that it is below compliance standards due to the Company’s total market capitalization and stockholders’ equity.

Pursuant to applicable NYSE continued listing standards, a company would be considered “below criteria” by the NYSE if its total market capitalization is less than US$50 million over a 30 trading-day period and its stockholders’ equity is less than US$50 million. A review of the current financial condition of the Company by the NYSE shows that, as of November 28, 2023, the Company’s 30 trading-day average market capitalization was approximately US$15.7 million and its last reported stockholders’ equity as of June 30, 2023, was approximately US$32.9 million. Accordingly, the Company is now subject to the procedures as set forth in Sections 801 and 802 of the NYSE Listed Company Manual and is required to respond within 90 days of the Letter with a business plan that demonstrates compliance with the continued listing standard within 18 months of receipt of the Letter. The business plan will be reviewed for final disposition by the Listings Operations Committee of the NYSE.

To address this issue, the Company intends to comply with the applicable procedures and is considering its options to regain compliance.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading e-commerce and online media platform for real estate and home furnishing industries in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 380 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement All information provided in this press release is as of the date of this press release, and Leju does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Ms. Christina Wu, Leju Holdings Limited, Phone: +86 (10) 5895-1062, E-mail: ir@leju.com